UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q

                For Period Ended: June 30, 2008

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR

                For the Transition Period Ended: ____________________________

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                            ________________________

                                     PART I
                             REGISTRANT INFORMATION


                         VELOCITY ASSET MANAGEMENT, INC.
                         -------------------------------
                             Full Name of Registrant


                   1800 Route 34 North, Building 4, Suite 404B
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)


                             Wall, New Jersey 07719
                            ------------------------
                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Velocity Asset Management, Inc. ("the Company") is unable to file its quarterly report on Form 10-Q for the quarter ended June 30, 2008, within the time period prescribed for such report without unreasonable effort or expense. Due to time constraints arising from the reclassification and presentation of the Company's VOM, LLC and J. Holder, Inc. entities as discontinued operations, the Company's Form 10-Q for such quarter cannot be timely filed. The Company does anticipate being able to file the quarterly report within 5 calendar days of its due date.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         James J. Mastriani                          (732) 556-9090
         --------------------------           -------------------------------
         (Name)                              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narrative and quantitively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         VELOCITY ASSET MANAGEMENT, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 14, 2008                  By: /s/ JAMES J. MASTRIANI
                                           -------------------------------------
                                           Name:   James J. Mastriani
                                           Title:  Chief Financial Officer


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)